SECURITIES AND EXCHANGE COMMISSION
                      Washington, DC 20549

                          SCHEDULE 13G

            Under the Securities Exchange Act of 1934

                      (Amendment No.  7  )*

                     MORRISON RESTAURANTS INC.
                        (Name of Issuer)

                           COMMON STOCK
                 (Title of Class of Securities)

                           618477-10-3
                         (CUSIP Number)

     Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 618477-10-3

     1)  Names of Reporting Persons/S.S. or I.R.S. Identification
         Nos. of Above Persons:  ARTHUR R. OUTLAW
                                 ###-##-####
     2)  Check the Appropriate Box if a Member of A Group:
         (a)  [ ]
         (b)  [ ]

     3)  SEC Use Only:

     4)  Citizenship or Place of Organization: State of Alabama

     Number of      (5) Sole Voting Power:       4,095,356
     Shares Bene-
     ficially       (6) Shared Voting Power:      *None
     Owned By
     Each Report-   (7) Sole Dispositive Power:  4,095,356
     ing Person
     With           (8) Shared Dispositive Power: *None

     9)  Aggregate Amount Beneficially Owned by Each Reporting
         Person: 4,095,356

    10) Check if the Aggregate Amount in row (9) Excludes Certain Shares (See Instructions): [X] See Item 4

    11)  Percent of Class Represented by Amount in Row 9: 9.38%

    12)  Type of Reporting Person (See Instructions):  IN




Item 1(a).  Name of Issuer:

     MORRISON RESTAURANTS INC.

Item 1(b).  Address of Issuer's Principal Executive Offices:

     Street Address:               Mailing Address:
     4721 Morrison Drive           P.O. Box 160266
     Mobile, AL  36609             Mobile, AL  36625

Item 2(a).  Name of Person Filing::

     Arthur R. Outlaw

Item 2(b).  Address of Principal Business Office or, if None,
Residence:

     4721 Morrison Drive
     Mobile, AL 36609

Item 2(c). Citizenship:

     American

Item 2(d). Title of Class of Securities:

     $.01 Par Common

Item 2(e). CUSIP Number:

     618477-10-3

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person is filing is a:

     N/A

Item 4.  OWNERSHIP:

        (a)  Amount beneficially owned:  4,095,356

        (b)  Percent of class:  9.38%

        (c)  Number of shares as to which such person has:

            (i)   Sole power to vote or direct the vote:  4,095,356

            (ii)  Shared power to vote or to direct the vote:  None

          (iii)  Sole power to dispose or to direct the disposition
                 of:  4,095,356

          (iv) Shared power to dispose or to direct the disposition of: None

Item 5.  Ownership of Five Percent or Less of a Class.

     N/A

Item 6.  Ownership of More than Five Percent on Behalf of Another
Person.
     N/A

Item 7. Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company.
     N/A

Item 8. Identification and classification of the Members of the group.
     N/A

Item 9.  Notice of Dissolution of Group.

     N/A

Item 10.  Certification.

     Not Necessary

     *Mr. Outlaw's wife individually owns 49,711 shares.
      Mr. Outlaw has no voting or investment power with regard to such shares and he disclaims any beneficial ownership to such shares.


                            SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement, is true, complete and correct.

     Date:  February 13,1995

     Signature:   /s/ Arthur R. Outlaw

     Name/Title:  ARTHUR R. OUTLAW